FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2006

Commission File Number: 000-51116

Hurray! Holding Co., Ltd.

Room 305-306, China Resources Building

8 Jianguomenbei Avenue

Dongcheng District, Beijing, People’s Republic of China 100005

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N.A.

The index of exhibits may be found at Page 2

HURRAY! HOLDING CO., LTD.

Form 6-K

Page
Signature	Page 3

Notice of Annual General Meeting of Shareholders and Proxy Statement for 2006 Annual General Meeting	Exhibit 99.1

Form of Proxy Card for Holders of Ordinary Shares	Exhibit 99.2

Form of Voting Instruction Card to Citibank, N.A. for Holders of American Depositary Shares	Exhibit 99.3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurray! Holding Co., Ltd.

By:	/s/ Jesse Liu
Name:	Jesse Liu
Title:	Chief Financial Officer

Date: July 17, 2006

Exhibit 99.1

Hurray! Holding Co., Ltd.

Room 305-306, China Resources Building, 8 Jianguomenbei Avenue

Dongcheng District, Beijing 100005, the People’s Republic of China

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on August 18, 2006

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders of Hurray! Holding Co., Ltd. will be held on August 18, 2006 at 10:30 a.m., Beijing time, at our principal executive offices at Room 305-306, China Resources Building, 8 Jianguomenbei Avenue, Dongcheng District, Beijing, 100005, the People’s Republic of China, for the following purposes:

1.	To elect three Class I directors to serve until the 2009 annual general meeting of shareholders or until their successors are elected and duly qualified.

2.	To ratify the appointment of Deloitte Touche Tohmatsu CPA Ltd. as independent auditors of Hurray! Holding Co., Ltd. for the fiscal year ending December 31, 2006.

3.	To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement which is attached and made a part of this notice. Holders of record of our ordinary shares or American Depositary Shares representing those shares at the close of business on July 5, 2006 are entitled to vote at the annual general meeting.

FOR THE BOARD OF DIRECTORS

Qindai Wang
Chairman of the Board of Directors and Chief Executive Officer

Beijing, China

July 14, 2006

HURRAY! HOLDING CO., LTD.

PROXY STATEMENT

General

We are soliciting the enclosed proxy on behalf of our board of directors for use at the annual general meeting of shareholders to be held on August 18, 2006 at 10:30 a.m., Beijing time, or at any adjournment or postponement thereof. The annual general meeting will be held at our principal executive offices at Room 305-306, China Resources Building, 8 Jianguomenbei Avenue, Dongcheng District, Beijing, 100005, the People’s Republic of China.

This proxy statement and the form of proxy are first being mailed to shareholders on or about July 14, 2006.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of Mr. Jesse Liu, our Chief Financial Officer, if you hold our ordinary shares, or to Citibank N.A., if you hold American Depositary Shares, known as ADSs, representing our ordinary shares.

Record Date, Share Ownership and Quorum

Shareholders of record at the close of business on July 5, 2006 are entitled to vote at the annual general meeting. Our ordinary shares underlying ADSs are included for purposes of this determination. As of June 1, 2006, 2,230,930,540 of our ordinary shares, par value US$0.00005 per share, were issued and outstanding, of which approximately 1,630,319,700 were represented by ADSs. The presence in person or by proxy of shareholders holding at least one-third of the issued ordinary shares entitled to vote at the meeting will constitute a quorum.

Voting and Solicitation

Each share outstanding on the record date is entitled to one vote. Voting at the annual general meeting will be by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken.

The costs of soliciting proxies will be borne by our company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners. We may reimburse persons representing beneficial owners of our ordinary shares and ADSs for their costs of forwarding solicitation materials to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed and returned by holders of ordinary shares, the shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the shares will be voted FOR proposals 1 and 2 and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of ordinary shares are included in the determination of the number of shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Voting by Holders of American Depositary Shares

Citibank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADR Voting Instruction Card. Upon the written request of an owner of record of ADSs, Citibank N.A. will endeavor, to the extent practicable, to vote or cause to be voted the amount of shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. Citibank N.A. has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all of the shares represented by the ADSs, only Citibank N.A. may vote those shares at the annual general meeting.

Citibank N.A. and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

If (i) the enclosed ADR Voting Instruction Card is signed but is missing voting instructions, (ii) the enclosed ADR Voting Instruction Card is improperly completed or (iii) no ADR Voting Instruction Card is received by Citibank N.A. from a holder of ADSs by August 11, 2006 at 10:00 a.m., New York time, Citibank N.A. will deem such holder of ADSs to have instructed it to give a proxy to the chairman of the annual general meeting to vote in favor of each proposal recommended by our board of directors and against each proposal opposed by our board of directors.

Deadline for Shareholder Proposals

Proposals which our shareholders wish to be considered for inclusion in our proxy statement and proxy card for the 2007 annual general meeting must be received by January 31, 2007 at Room 305-306, China Resources Building, 8 Jianguomenbei Avenue, Dongcheng District, Beijing, 100005, the People’s Republic of China, attention: Legal Counsel and must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. The submission of a proposal does not assure that it will be included in the proxy statement or the proxy card.

For shareholder proposals that are not intended to be included in Hurray!’s proxy statement, if a shareholder gives notice of such proposal after March 15, 2007, proxies for the 2007 annual general meeting may grant discretionary voting authority to the proxy holders to vote against the shareholder proposal when and if such proposal is raised at the 2007 annual general meeting. To make a submission, shareholders must provide written notice to our company at the address specified in the prior paragraph.

PROPOSAL 1

ELECTION OF DIRECTORS

Our Amended and Restated Memorandum and Articles of Association provide for the division of the board of directors into three classes: Class I directors (currently Qindai Wang, Jesse Liu and Robert Mao), Class II directors (currently Suberna Shringla and Songzuo Xiang) and Class III directors (currently Shudan Zhang and Alan Powrie). The initial terms of the Class I, II and III directors expire upon the election and qualification of directors at the annual general meetings to be held in 2006, 2007 and 2008, respectively. At each annual general meeting, including the 2006 annual general meeting at which three Class I directors are nominated for election, directors who are elected will serve a three-year term until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. Our Articles of Association presently authorize up to ten board positions. Proxies cannot, however, be voted for a greater number of persons than the number of nominees named in this proxy statement.

Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the three nominees named below. Each of the three nominees named below has been previously nominated by the board of directors and has been previously elected by our shareholders. The board of directors has no reason to believe that each of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose.

The names of the nominees, their ages as of June 1, 2006, the principal positions with our company held by them and their respective class designation and next term of office are as follows. Information regarding our Class II and III directors, which are not subject to re-election at the annual general meeting, also follows below.

Name	Age	Position	Class	New Term of Office
Qindai Wang	41	Chairman of the Board and Chief Executive Officer	Class I	3 years

Jesse Liu	44	Director, Senior Vice President and Chief Financial Officer	Class I	3 years

Robert Mao (1)	62	Director	Class I	3 years

(1)	Member of the audit, compensation and nominating committees.

Class I Directors Nominated for Election at the Annual General Meeting

Qindai Wang. Mr. Wang has served as our Chief Executive Officer and Chairman of the Board since June 2001. From December 1999 to February 2001, Mr. Wang was President of AsiaInfo Technologies (China), the Chinese operating subsidiary of AsiaInfo Holdings, Inc. and a leading provider of telecom network integration and software solutions in China. Previously, Mr. Wang worked at Nortel Networks (China) from 1996 until 1999 as General Manager of the China Telecom account at Nortel. He served as Regional Director at Lucent Technologies (China) from 1995 to 1996 and as a Senior Group Manager at AT&T China from 1989 to 1995. Mr. Wang holds a Bachelor of Science degree in Engineering from the Chengdu Institute of Telecommunications Engineering.

Jesse Liu. Mr. Liu has served as a director and as our Senior Vice President and Chief Financial Officer since June 2001. Previously, Mr. Liu was the Vice President of Marketing at AsiaInfo Technologies (China) from July 1999 to August 2000. He served as the Business Development Director at Lucent Technologies for the North American market from 1995 to 1999 and as a Marketing Manager at AT&T Network Systems for Greater China from 1990 to 1995. Mr. Liu holds a Master of Business Administration degree from Columbia University, a Master of Science degree in Engineering from Iowa State University and a Bachelor of Science degree in Engineering from Tongji University.

Robert Mao. Mr. Mao has served on our board of directors since March 2003. He is the current President and Chief Executive Officer of Nortel Networks (China), Ltd., a position that he has held since September 1997. Formerly, Mr. Mao was the President for the Greater China region at Alcatel and was also the President and Chief Executive Officer of Alcatel Taisel, a Taiwan industrial unit that designs, manufactures and sells telecommunication network products. Mr. Mao is presently on the board of the U.S. China Business Council and the board of Winbond Electronics Corp., a Taiwan-listed public company. Mr. Mao holds a Master degree in Management from the Massachusetts Institute of Technology as well as a Master of Science degree in Engineering and a Bachelor of Science degree in Engineering from Cornell University.

The directors will be elected by a majority of the votes present in person or represented by proxy and entitled to vote. In electing directors, each shareholder may cast one vote per share owned for each director to be elected; shareholders cannot use cumulative voting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR

THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

Continuing Class II Directors with a Term Expiring in 2007

Songzuo Xiang. Dr. Xiang, age 41, has served on our board since July 2000. He was a visiting scholar at Columbia University from May 1999 to July 2000, and at Cambridge University from October 1998 to May 1999. He previously worked at the People’s Bank of China, Shenzhen branch, as the Deputy Director of the Fund Planning Department from 1995 to 1998 and as the Director of the Non-Performing Loan Management Department from 1996 to 1998. Dr. Xiang was formerly an investment manager at Shenzhen Resources & Property Development (Group) Ltd. from 1993 to 1995. He holds a Master of International Affairs degree from Columbia University, a Ph.D in Economics and a Master in Management Science degree from Renmin University of China, and a Bachelor degree in Mechanical Engineering from HuaZhong University of Science and Technology.

Suberna Shringla. Mr. Shringla, age 40, has served on our board since February 2006. He also serves on the audit, compensation and nominating committees of our board. Mr. Shringla is a founding partner of Team Ventures, a boutique corporate finance advisory firm focused on media and communication sectors primarily in Hong Kong, China and Korea. From August 2000 to January 2002, Mr. Shringla served as Director and Head of Media and Technology Corporate Finance for SG Cowen, a subsidiary of Banque Societe Generale. Prior to that, Mr. Shringla served as Vice President and Head of Business Development of Turner Broadcasting Services International Asia Pacific/Time Warner and as a Manager of Business Development for Walt Disney Studios, Asia Pacific. Mr. Shringla holds a Masters of Business Administration degree from ENPC Paris and a Bachelor of Arts degree from St. Stephens College, Delhi. He is also an investment adviser licensed with the Securities and Futures Commission in Hong Kong.

Continuing Class III Directors with a Term Expiring in 2008

Shudan Zhang. Mr. Zhang, age 46, has served on our board since 2000. From 1995 to 1999, he served as Vice President of Sales and Marketing at UTStarcom. Formerly, from 1991 to 1995, he served as Vice President of Sales and Marketing at Starcom, a company which he also co-founded. Mr. Zhang holds a Bachelor of Science degree from Beijing Polytechnic University.

Alan Powrie. Mr. Powrie, age 55, has served on our board since July 2004. He also serves on the audit, compensation and nominating committees of our board. Mr. Powrie was a partner with Deloitte Touche Tohmatsu, Hong Kong, until his retirement in September 2000. From October 2000 to May 2001 and again from January 2002 to May 2002, he worked as a part-time advisor to Deloitte Touche Tohmatsu China. Mr. Powrie joined Deloitte Touche Tohmatsu in 1971 and has worked with that firm in the United Kingdom, United States, Hong Kong and China. Mr. Powrie holds a Bachelor of Laws degree from the University of Edinburgh and is a member of the Institute of Chartered Accountants of Scotland and the Hong Kong Institute of Certified Public Accountants.

Relationships among Directors or Executive Officers

There are no family relationships among any of the directors or executive officers of our company.

Meetings and Committees of the Board of Directors

During the year 2005, our board of directors met in person or passed resolutions by unanimous written consent eleven times. All of the directors who were serving in office during 2005 attended at least 75% of all of the meetings of our board of directors and its committees on which such director served. We have no specific policy with respect to director attendance at our annual general meetings of shareholders.

Our board of directors has three committees, the audit committee, the compensation committee and the nominating committee.

In 2005, our audit committee held four formal meetings. The members of our audit committee are Robert Mao, Suberna Shringla and Alan Powrie, each of whom satisfy the “independence” and financial literacy requirements of the National Association of Securities Dealers’ listing standards. Our board has also concluded that Mr. Alan Powrie meets the criteria for an “audit committee financial expert” as established by the U.S. Securities and Exchange Commission, or the SEC.

Our board of directors has adopted a written audit committee charter pursuant to which the audit committee is responsible for overseeing the accounting and financial reporting processes of our company, including the appointment, compensation and oversight of the work of our independent auditors, monitoring compliance with our accounting and financial policies and evaluating management’s procedures and policies relative to the adequacy of our internal accounting controls.

Our compensation committee held two meetings in 2005. The members of our compensation committee are Robert Mao, Suberna Shringla and Alan Powrie. The compensation committee’s functions are to review and make recommendations to our board of directors regarding our compensation policies and all forms of compensation to be provided to our executive officers and directors.

No interlocking relationships have existed between our board of directors or compensation committee and the board of directors or compensation committee of any other company.

Our nominating committee held two meetings in 2005. The members of the nominating committee are Robert Mao, Suberna Shringla and Alan Powrie. Pursuant to its charter, the nominating committee is responsible for the assessment of the performance of the board of directors and considering and making recommendations to the board of directors with respect to the nominations or elections of directors.

Copies of the charters of the audit, compensation and nominating committees are available on our website at www.hurray.com.

Compensation of Directors and Executive Officers

In 2005, the compensation paid to our directors and executive officers was as follows:

		Annual Compensation
Name	Position	Salary	Bonus	Ordinary Shares Underlying Options	All Other Compensation
Qindai Wang	Chairman of the Board and Chief Executive Officer	$151,829	—	—	—
Jesse Liu	Director, Senior Vice President and Chief Financial Officer	$121,463	—	—	—
Haoyu Yang	Senior Vice President, Research and Development	$121,463	—	—	—
Songzuo Xiang(1)	Director	$80,975	—	—	—
Alan Powrie	Director	$41,250	—	600,000	—

(1)	Dr. Xiang received compensation in connection with his position as Chairman of Hurray! Solutions Ltd.

We have entered into indemnification agreements with each of our directors and executive officers under which we agree to indemnify each of them to the fullest extent permitted by Cayman Islands law, our articles of association and other applicable law, from and against all expenses and liabilities arising from any proceeding, to which the indemnitee is or was a party, witness or other participant. Upon the written request by a director or officer, we will, within 30 days after receipt of the request, advance funds for the payment of expenses, unless there has been a final determination that the director or officer is not entitled to indemnification for these expenses. We also purchased director and executive officer insurance for our directors and executive officers with limited liability of US$20,000,000.

Legal Proceedings

We are not currently a party to any material litigation and are not aware of any pending or threatened litigation.

Access to Corporate Governance Policies

We have adopted a Code of Business Conduct which applies to our employees, officers and non-employee directors, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. This code is intended to qualify as a “code of ethics” within the meaning of the applicable rules of the SEC and is available on our website at www.hurray.com. To the extent required by law, any amendments to, or waivers from, any provision of the Code of Business Conduct will be promptly disclosed to the public.

Copies of our committee charters and the Code of Business Conduct will be provided to any shareholder upon written request to May Pang, Legal Counsel, Room 305-306, China Resources Building, 8 Jianguomenbei Avenue, Dongcheng District, Beijing 100005, People’s Republic of China.

PROPOSAL 2

RATIFICATION OF INDEPENDENT AUDITORS

Our audit committee recommends, and our board of directors concurs, that Deloitte Touche Tohmatsu CPA Ltd. be appointed as our independent auditors for the year ending December 31, 2006. Deloitte Touche Tohmatsu CPA Ltd. has served as our independent auditors since 2001.

In the event our shareholders fail to ratify the appointment, our audit committee will reconsider its selection. Even if the selection is ratified, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.

A representative of Deloitte Touche Tohmatsu CPA Ltd. is expected to be present at the annual general meeting, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal 2.

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND A VOTE FOR

RATIFICATION OF THE APPOINTMENT OF

DELOITTE TOUCHE TOHMATSU CPA LTD. AS OUR INDEPENDENT AUDITORS

FOR THE YEAR ENDING DECEMBER 31, 2006.

OTHER INFORMATION

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information known to us with respect to the beneficial ownership as of June 1, 2006 by:

•	all persons who are beneficial owners of five percent or more of our ordinary shares,

•	our current executive officers and directors, and

•	all current directors and executive officers as a group.

As of June 1, 2006, 2,230,930,540 of our ordinary shares were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. Unless otherwise indicated in the footnotes that follow, the parties named below have sole voting and dispositive powers over the shares beneficially owned by them.

	Number of Shares Beneficially Owned
Name	Number	Percentage
5% and above Shareholders
Fidelity Greater China Ventures Fund L.P. 17/F, One International Finance Centre 1 Harbour View Street, Central Hong Kong(1)	276,141,800	12.38%

Munder Capital Management, Inc. 480 Pierce Street Birmingham, MI, USA 48009(2)	152,363,700	6.83%

Wellington Management Company, LLP 75 State Street Boston, MA, USA 02109(3)	134,020,000	6.01%

Granite Global Venture (Q.P.) L.P., 2494 Sand Hill Road, Suite 201 Menlo Park, California 94025(4)	126,620,180	5.68%

Executive Officers and Directors(5)
Pleasant Season Ltd./Qindai Wang(6)	188,621,660	8.45%
Jesse Liu(7)	89,343,560	4.00%
Robert Mao(8)	2,000,000	*
Suberna Shringla	—	*
Xero Holdings Ltd./Songzuo Xiang(9)	115,110,320	5.16%
Shudan Zhang	113,600,140	5.09%
Alan Powrie(10)	600,000	*
Harrison Youth Ltd./Haoyu Yang(11)	82,391,300	3.69%
Shaojian (Sean) Wang	—	*
All current directors and executive officers as a group (9 persons)(12)	591,666,980	26.49%

(1)	Fidelity Greater China Ventures Fund L.P., or Fidelity China, is an investment fund, the general partner of which is FIL Greater China Ltd. The general partner has delegated the power to manage the investment portfolio of Fidelity China on a sole and discretionary basis to Fidelity International Limited, or FIL, which provides investment advisory and management services. FIL is the ultimate direct parent of the general partner of Fidelity China.

(2)	Munder Capital Management is an investment adviser. Includes 98,360,000 ordinary shares held by such company and 35,400,000, 17,543,700 and 1,060,000 ordinary shares held by Munder Internet Fund, Munder Micro-Cap Equity Fund and Munder @Vantage Fund, respectively, for which Munder Capital Management serves as an investment adviser. This share information is based solely on information filed by Munder Capital Management with the SEC.
(3)	Wellington Management Company, LLP is an investment adviser. This share information is based solely on information filed by such shareholder with the SEC.
(4)	Includes 2,127,220 ordinary shares held by Granite Global Ventures L.P., or Granite. Granite is the general partner of Granite Global Ventures (Q.P.) L.P., or GQP, which is an investment fund. Granite has four managing directors: Scott Bonham, Joel Kellman, Hany Nada and Thomas Ng.
(5)	The address of our executive officers and directors is c/o Hurray! Holding Co., Ltd., Room 305-306, China Resources Building, 8 Jianguomenbei Avenue, Dongcheng District, Beijing, 100005, People’s Republic of China.
(6)	Represents shares beneficially owned by Mr. Wang through a revocable trust in which he retains voting and dispositive power over such shares.
(7)	Includes 48,031,780 ordinary shares beneficially owned by Mr. Liu’s spouse, Carol Ng, through a irrevocable trust in the name of Olympia Hills Ltd. Ms. Ng retains voting and dispositive power over those shares in trust.
(8)	Represents ordinary shares issuable upon the exercise of stock options which are exercisable within 60 days of June 1, 2006. All of the options have an exercise price of $0.0705 per ordinary share and an expiration date of June 30, 2013.
(9)	Represents ordinary shares beneficially owned by Dr. Xiang through a revocable trust in which he retains voting and dispositive power over such shares.
(10)	Represents ordinary shares issuable upon the exercise of stock options which are exercisable within 60 days of June 1, 2006. All of the options have an exercise price of $0.1025 per ordinary share and an expiration date of January 1, 2014.
(11)	Represents ordinary shares beneficially owned by Dr. Yang through a revocable trust in which he retains voting and dispositive power over such shares.
(12)	Includes 2,600,000 ordinary shares issuable upon the exercise of stock options which are exercisable within 60 days of June 1, 2006.

Employment Agreements

We have entered into employment, invention assignment and confidentiality, and non-compete agreements with each of our executive officers as described below.

These employment agreements provide that our obligations to compensate each officer will terminate if that officer resigns other than for a good reason or is discharged by us for cause or gross negligence, as determined by a majority of our board of directors. However, if an officer is terminated without cause or resigns for good reason, we are obligated to provide severance compensation equivalent to six months of the officer’s annual gross base salary to that officer.

The term “cause” includes actions by the officer involving:

•	dishonesty,

•	fraud,

•	breach of trust,

•	physical harm to any person,

•	breach of the employment agreement, or

•	other similar conduct.

The term “good reason” includes:

•	changes in the officer’s position, which materially reduce his level of responsibilities, duties or stature, or

•	a reduction in the officer’s compensation.

The executive officers are also entitled to exercise their stock options which have vested at the time of the termination, if not for cause, for a period of thirty days thereafter (or such other period of time not exceeding three months as is determined by the board of directors).

In addition, if a change of control occurs with respect to our company and an officer is terminated without cause or resigns for good reason prior to the termination date of the officer’s employment agreement or the date on which either our company or the officer elects not to extend the agreement further by giving written notice to the other party, then we will be obligated to pay severance benefits in an amount equal to six times the monthly rate of annual gross base salary in effect immediately prior to the termination of employment.

Under the invention assignment and confidentiality agreements, each officer agrees, among other things, to assign all rights in company-related inventions to us and to keep our proprietary information confidential. The non-compete agreements prohibit each officer from being employed by, or participating in any manner in the management or operation of, any business that is or may reasonably become our competitor for a period of 12 months after termination of employment for any reason.

Option Grants in Last Fiscal Year

In 2005, none of our executive officers were granted any stock options to purchase our shares.

Related Party Transactions

We currently conduct our business in China through our wholly owned subsidiary, Hurray! Times Communications (Beijing) Ltd. (“Hurray! Times”). To comply with ownership requirements under Chinese law which impose certain restrictions on foreign companies from investing in certain industries such as value-added telecommunication and Internet services, we have entered into a series of agreements with eight affiliated Chinese entities, Hurray! Solutions Ltd. (“Hurray! Solutions”), Beijing Cool Young Information Technology Co., Ltd. (“Beijing Cool Young”), Beijing WVAS Solutions Ltd. (“WVAS Solutions”), Beijing Enterprise Network Technology Co., Ltd. (“Beijing Network”), Beijing Palmsky Technology Co., Ltd. (“Beijing Palmsky”), Beijing Hutong Wuxian Technology Co., Ltd. (“Beijing Hutong”), Beijing Hengji Weiye Electronic Commerce Co., Ltd. (“Beijing Hengji Weiye”) and Shanghai Magma Digital Technology Co., Ltd (“Shanghai Magma”) and their respective shareholders. We hold no ownership interest in our affiliated Chinese entities. In addition, we control Hurray! Digital Music Technology Co., Ltd. (“Hurray! Digital Music”) through three of our affiliated Chinese entities, Hurray! Solutions, Beijing Network and Beijing Hutong. In turn, Hurray! Digital Music holds the equity interests in our controlled music companies, Huayi Brothers Music and Freeland Digital Music.

Hurray! Solutions, Beijing Cool Young, WVAS Solutions, Beijing Network, Beijing Palmsky, Beijing Hutong, Beijing Hengji Weiye, Shanghai Magma, Hurray! Digital Music, Huayi Brothers Music and Freeland Digital Music are variable interest entities under FASB Interpretation No. 46, and accordingly, are consolidated into our financial statements. Transactions between these entities and our company and subsidiaries are eliminated in consolidation.

The principal terms of the agreements with Hurray! Solutions, Beijing Cool Young, WVAS Solutions, Beijing Network, Beijing Palmsky, Beijing Hutong, Hengji Weiye and Shanghai Magma (which are collectively referred to below as “our affiliated Chinese entities”) are described below.

Powers of Attorney. Except for Qindai Wang, each of the shareholders of our affiliated Chinese entities has irrevocably designated Qindai Wang, in his capacity as General Manager of Hurray! Times, as attorney-in-fact, to vote on their behalf at shareholders meetings on matters on which they are entitled to vote with respect to Hurray! Solutions, Beijing Cool Young, WVAS Solutions, Beijing Network, Beijing Palmsky, Beijing Hutong, Hengji Weiye and Shanghai Magma, as the case may be, including matters relating to the transfer of any or all of their respective equity interests in our affiliated Chinese entities and the appointment of the directors of our affiliated Chinese entities. The term of each of the powers of attorney is ten years. These powers of attorney do not extend to votes by the shareholders of our company or subsidiaries.

Each such power of attorney by its terms is valid only for so long as the designated attorney-in-fact remains the general manager of Hurray! Times. If the attorney-in-fact ceases to be the general manager, the power of attorney will terminate automatically and the succeeding general manager shall be designated.

Operating Agreements. Through Hurray! Times, we may provide guarantees to our affiliated Chinese entities of their contracts, agreements or transactions with third parties, to the extent permitted under Chinese law. In return, our affiliated Chinese entities have granted us a security interest over all of their assets, including all of their accounts receivable, which have not previously been encumbered by security interests. We also have the right of first refusal with respect to future loan guarantees. In addition, our affiliated Chinese entities and their shareholders have each agreed that they will not enter into any transaction, or fail to take any action, that would substantially affect their assets, rights and obligations, or business without our prior written consent. They will also appoint persons designated by Hurray! Times as the directors, officers and other senior management personnel of our affiliated Chinese entities, as well as accept the guidance of Hurray! Times regarding their day-to-day operations, financial management and the hiring and dismissal of their employees. While Hurray! Times has the right to terminate all of its agreements with our affiliated Chinese entities if any of our agreements with them expires or is terminated, our affiliated Chinese entities may not terminate the operating agreements during the term of the agreements, which is ten years.

Exclusive Technical Consulting and Services Agreements. Through Hurray! Times, we provide our affiliated Chinese entities with exclusive technical support and related consulting and information services. We are the exclusive provider of these services. The initial term of these agreements is ten years. The service fees are subject to adjustment from time to time based on the services provided to our affiliated Chinese entities, up to amounts equaling all of these entities’ revenues.

Trademark, Domain Name and Software Transfer Agreements. Hurray! Solutions has entered into agreements to transfer to Hurray! Times its ownership rights in its domain names, some of which Hurray! Times has licensed back for Hurray! Solutions’ use in its operations on a non-exclusive basis. Each of WVAS Solutions, Beijing Cool Young, Beijing Palmsky, Beijing Network, Hengji Weiye and Shanghai Magma has entered into agreements to transfer to Hurray! Times its ownership rights in its domain names and Hurray! Times has licensed back to each of them their respective domain names for use in their operations on a non-exclusive basis. Hurray! Solutions has transferred to Hurray! Times its ownership rights in its registered trademark of our corporate logo, which Hurray! Times has licensed back for Hurray! Solutions’ use in its operations on a non-exclusive basis. Beijing Palmsky also has entered into agreements to transfer to Hurray! Times its ownership rights in its games software, which Hurray! Times has licensed back for Beijing Palmsky’s use in its operations on a non-exclusive basis.

Trademark, Domain Name and Software License Agreements. Hurray! Times has granted to each of Hurray! Solutions, Beijing Cool Young, WVAS Solutions, Beijing Palmsky, Beijing Network, Hengji Weiye and Shanghai Magma a license to use certain of its domain names. Hurray! Times has also granted Hurray! Solutions a license to use its registered trademark of our corporate logo. The licensee of each of the licenses described above pays us a nominal annual license fee. In addition, Hurray! Times has granted Beijing Palmsky a license to use several games software for a nominal annual license fee. Each of these license agreements will terminate upon the earlier of ten years or the expiration of Hurray! Times’ right to use the relevant domain names and trademarks. Our affiliated Chinese entities cannot assign or transfer their rights under the licenses to any third party, and cannot promote or advertise the licensed trademarks in television, newspapers, magazines, the Internet or other public media without our prior written consent.

Contracts Relating to the Exclusive Purchase Right of Equity Interest. Under the Contracts Relating to the Exclusive Purchase Right of Equity Interest among us, our affiliated Chinese entities and each of their shareholders, we or our designee has an exclusive option to purchase from each of their shareholders all or part of each such shareholder’s equity interest in our affiliated Chinese entities at book value, to the extent permitted by Chinese law. The term of these agreements is 10 years, renewable by us for an additional 10-year term at our sole discretion.

Equity Interests Pledge Agreements. Each of the shareholders of our affiliated Chinese entities pledged their respective equity interests in such entities to guarantee the payment of the service fee by our affiliated Chinese entities under the Exclusive Technical Consulting and Services Agreements described above. If any of our affiliated Chinese entities breach any of their obligations under the Equity Interests Pledge Agreements, Hurray! Times is entitled to sell the equity interests held by such shareholders and retain the proceeds of such sale or require any of them to transfer to us their equity interest in the applicable affiliated entity.

We believe that the terms of these agreements are no less favorable to us than we could obtain from disinterested parties. The material terms of the agreements among us, our respective affiliated Chinese entities and their shareholders are substantially identical except for the amount of license fees paid by each entity. We believe that the individual shareholders of each entity will not receive any personal benefits from these agreements, except as shareholders of our company. As a result of the foregoing contractual arrangements, we effectively have financial control over our affiliated Chinese entities through our security interests over their assets, our ability to receive up to all of their revenue and our other rights described above. In turn, the general manager of Hurray! Times (currently Qindai Wang), who, as a matter of Chinese law, is subject to the direction of Hurray! Times’ board of directors, maintains control over all voting matters involving our affiliated Chinese entities.

Music Related Agreements. Pursuant to certain contractual arrangements with Freeland Digital Music and Huayi Brothers Music which we entered into at the time of our investment in each of them, Hurray! Digital Music has the exclusive right to license and distribute via digital channels, including wireless and Internet-based platforms, all music content of Freeland Digital Music worldwide and of Huayi Brothers Music in mainland China. We have, however, agreed to allow Freeland Digital Music and Huayi Brothers Music to also directly distribute their respective music content via digital channels, in order to maximize the value of our controlled record labels.

If Hurray! Digital Music licenses the music content of Freeland Digital Music to any of our affiliates, then Freeland Digital Music is entitled to receive a license fee from Hurray! Digital Music which is equal to 50% of the aggregate amounts paid by the mobile operators for the content, less any taxes paid by the affiliate and Hurray! Digital Music. If Hurray! Digital Music licenses the music content of Freeland Digital Music to any other third party, then Freeland Digital Music is entitled to receive a license fee from Hurray! Digital Music which is equal to the amounts paid by the third party to Hurray! Digital Music, less any taxes payable on such amount by Hurray! Digital Music and a 20% service fee which Hurray! Digital Music retains.

If Hurray! Digital Music licenses the music content of Huayi Brothers Music to any of our affiliates, then Huayi Digital Music is entitled to receive a license fee from Hurray! Digital Music which is equal to the amounts paid by the affiliates to Hurray! Digital Music, less any taxes payable on such amount by Hurray! Digital Music. If Hurray! Digital Music licenses the music content of Huayi Brothers Music to any other third party, then Huayi Brothers Music is entitled to receive a license fee from Hurray! Digital Music which is equal to the amounts paid by the third party to Hurray! Digital Music, less any taxes payable on such amount by Hurray! Digital Music and a 15% service fee which Hurray! Digital Music retains.

In addition, Freeland Digital Music has entered into an agreement with affiliates of the Freeland Group pursuant to which such affiliates have the exclusive right to publish and sell music tapes, records and CDs of Freeland Digital Music in mainland China. The price paid by the affiliates of the Freeland Group is determined by Freeland Digital Music, unless the affiliates disagree with such price in which case the price will be highest retail price for the products in the market. The Freeland Group affiliates have the right to determine the prices at which they sell the products to their customers, but they are required to notify Freeland Digital Music as to sales prices, customer data and other sales related information. Huayi Brothers Music handles the off-line distribution of its music content itself.

Other Related Party Transactions

Under a guarantee contract between Hua Xia Bank as creditor and each of Hurray! Times and Beijing Network as guarantor, each of Hurray! Times and Beijing Network guarantees Hurray! Solutions’ repayment of any loans it borrowed from Hua Xia Bank between December 31, 2004 and December 31, 2005 in an amount up to RMB200 million (US$24.8 million). As of June 1, 2006, Hurray! Solutions had no outstanding loans from Hua Xia Bank.

COMPENSATION COMMITTEE REPORT

OVERVIEW

The compensation committee of the board of directors (the “Committee”) reviews and makes recommendations to the board of directors regarding the compensation policies for our officers and all forms of compensation. Each member of the Committee is independent as defined under the applicable Nasdaq rules. Scott Bonham was a member of the Committee until his resignation from the board of directors on May 17, 2006, at which time Suberna Shringla was appointed to the Committee.

EXECUTIVE OFFICER COMPENSATION PHILOSOPHY

In June 2001, the company’s current management team conducted a management buy-in by purchasing a substantial equity interest in the company. As a result of the management buy-in, each executive officer individually holds a significant shareholding, and the executive officers and the Committee have determined that equity-based compensation is not necessary to retain or incentivize such officers. Accordingly, no stock options or other equity-based compensation has been provided to the company’s executive officers, and the Committee does not expect to have the need to offer such compensation, absent the replacement of any executive officers or some unforeseen event. As discussed below, equity-based compensation is available, however, to non-executive employees through an equity incentive plan.

In addition, because of the nature of the management buy-in and after discussions with the company’s executive officers, the Committee believes it is appropriate for each of the executive officers to receive the same base salary and benefits, except that the company’s president and chief executive officer receives a higher allowance for housing than the other officers receive. The Committee may in the future also grant the executive officers performance-based bonuses, but has not done so to date.

The Committee anticipates that if any of the company’s executive officers are replaced for whatever reason or new officers are added to the company’s management team such as the recently appointed President and Chief Operating Officer, Shaojian (Sean) Wang, such new executive officers’ compensation will likely be comprised of three elements: (i) base salary which reflects individual performance and is designed primarily to be competitive with salary levels in the industry, (ii) annual variable performance awards payable in cash, and (iii) long-term equity-based incentive awards which strengthen the mutuality of interests between the executive officers and the company’s shareholders.

ANNUAL BASE SALARY

The annual base salary for the executive officers is established in line with external market practices. When reviewing base salaries, the Committee considers the following factors: competitive pay practices, the overall performance of the executive officers as a whole and the executive officers’ prior experience. The objective in setting base salary is generally to pay salaries at a level roughly comparable to the median for similar sized companies in this industry. For the year 2005, the base salaries, including housing allowance, to the company’s officers were as follows:

Name	Title	Salary
Qindai Wang	Chief Executive Officer	$151,829
Jesse Liu	Senior Vice President and Chief Financial Officer	$121,463
Haoyu Yang	Senior Vice President, Research and Development	$121,463

Compensation of the Chief Executive Officer. The compensation of the Chief Executive Officer is reviewed annually on the same basis as discussed above for all executive officers. Our current Chief Executive Officer, Qindai Wang, assumed this position in June 2001. In determining his base salary and housing allowance, the committee compared the compensation of chief executive officers at other companies of similar size. His salary was also established in part by evaluating our company’s ability to recruit a suitable person for this position, either on a permanent or interim basis.

LONG-TERM EQUITY COMPENSATION

The company grants equity compensation to employees throughout the organization to provide long-term incentives and align employee and shareholder interests. Individual grants are based on various factors, including performance and contribution, value of current unexercisable grants, estimated value of proposed option grant and market practices. Prior to 2006, the Company’s only form of equity compensation was stock option awards. Stock options were granted at an option price based on the fair market value of the Company’s ordinary shares on the date of the grant and generally vest over a period of four years from the date of grant. In 2006, the Company commenced granting restricted stock awards, in lieu of stock options, to minimize the impact of certain new accounting consequences associated with stock options. These awards are generally expected to have a vesting period of three years. The vesting period for stock option and restricted stock awards is designed to encourage employees to work with a long-term view of the company’s welfare and to establish their long-term affiliation with the company. It is also designed to reduce employee turnover and to retain the knowledge and skills of valued staff.

The Compensation Committee

Robert Mao
Suberna Shringla
Alan Powrie

AUDIT COMMITTEE REPORT

All current members of the Committee are independent as defined under the applicable Nasdaq rules. The Committee operates under a written charter that has been adopted by the Board of Directors and is reviewed by the Committee on an annual basis.

The responsibilities of the Audit Committee are to assist the Board of Directors in fulfilling its oversight responsibilities as they relate to the Company’s accounting policies, internal controls, financial reporting practices and legal and regulatory compliance. The Committee fulfills its responsibilities through periodic meetings with the Company’s independent auditors, internal auditors and management. The Committee schedules its meetings with a view to ensuring that it devotes appropriate attention to all of its tasks.

Throughout the year, the Audit Committee monitors matters related to the independence of Deloitte Touche Tohmatsu CPA Ltd., the Company’s independent auditors. As part of its monitoring activities, the Committee obtained a letter from Deloitte Touche Tohmatsu CPA Ltd., containing a description of all relationships between the auditors and the Company. After reviewing the letter and discussing it with management, the Committee discussed with the auditors its overall relationship with the Company and any of those relationships described in the letter that could impact Deloitte Touche Tohmatsu CPA Ltd.’s objectivity and independence. Based on its continued monitoring activities and year-end review, the Committee satisfied itself as to the auditors’ independence. Deloitte Touche Tohmatsu CPA Ltd. also has confirmed in its letter that, in its professional judgment, it is independent of the Company within the meaning of the Federal securities laws and within the requirements of Independence Standard Board (ISB) Standard No. 1, Independence Discussion with Audit Committees.

The Committee also discussed with management and the independent auditors the quality and adequacy of the Company’s internal controls. The Committee reviewed with the independent auditors their audit plans, audit scope, and identification of audit risks.

The Committee discussed and reviewed with the independent auditors all matters required by auditing standards generally accepted in the United States of America, including those described in SAS 61, “Communication with Audit Committees”. With and without management present, the Committee discussed and reviewed the results of the independent auditors’ examination of the financial statements.

The Committee reviewed the audited financial statements of the Company as of and for the fiscal year ended December 31, 2005 with management and the independent auditors. Management has the responsibility for the preparation and integrity of the Company’s financial statements and the independent auditors have the responsibility for the examination of those statements. Based on the above-mentioned review and discussions with management and the independent auditors, the Committee recommended to the Board of Directors that the Company’s audited financial statements be included in its annual report on Form 20-F for the fiscal year ended December 31, 2005. The Committee also approved the reappointment of the independent auditors and the Board confirmed such appointment.

As specified in the Audit Committee Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate and in accordance with accounting principles generally accepted in the United States of America. That is the responsibility of management and the Company’s independent auditors. In giving its recommendation to the Board of Directors, the Committee has relied on (i) management’s representation that such financial statements have been prepared with integrity and objectivity and in conformity with accounting principles generally accepted in the United States of America, and (ii) the report of the Company’s independent auditors with respect to such financial statements.

The Audit Committee

Robert Mao
Suberna Shringla
Alan Powrie

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

Our audit committee has adopted procedures which set forth the manner in which the committee will review and approve all audit and non-audit services to be provided by Deloitte Touche Tohmatsu CPA Ltd. before that firm is retained for such services. The pre-approval procedures are as follows:

•	Any audit or non-audit service to be provided to our company by the independent accountants must be submitted to the audit committee for review and approval, with a description of the services to be performed and the fees to be charged.

•	The audit committee in its sole discretion then approves or disapproves the proposed services and documents such approval, if given, through written resolutions or in the minutes of meetings, as the case may be.

STOCK PERFORMANCE GRAPH

The following graph compares the cumulative total shareholder return data for our ADSs, each of which represents 100 of our ordinary shares, since February 4, 2005 (the date on which our ADSs were first publicly offered) against the cumulative return over such period of:

•	The NASDAQ National Market Composite Index, and

•	The Piper Jaffray China Index.

The graph assumes that US$100 was invested on February 4, 2005 in our ADSs and in each of the comparative indices. The graph further assumes that such amount was initially invested in the ADSs at a per share price of US$10.25, the price at which such ADSs were closed on the date of our initial public offering. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

SHAREHOLDER COMMUNICATIONS WITH

THE BOARD OF DIRECTORS

The following procedures have been established by our board of directors in order to facilitate communications between our shareholders and our board of directors:

1)	Shareholders may send correspondence, which should indicate that the sender is a shareholder, to our board of directors or to any individual director by mail to Hurray! Holding Co., Ltd., Room 305-306, China Resources Building, 8 Jianguomenbei Avenue, Dongcheng District Beijing, 100005, the People’s Republic of China, Attention: Chief Financial Officer.

2)	Our Chief Financial Officer will be responsible for the first review and logging of this correspondence and will forward the communication to the director or directors to whom it is addressed unless it is a type of correspondence which our board of directors has identified as correspondence which may be retained in our files and not sent to directors.

Our board of directors has authorized the Chief Financial Officer to retain and not send to directors communications that: (a) are advertising or promotional in nature (offering goods or services), (b) solely relate to complaints by clients with respect to ordinary course of business customer service and satisfaction issues, or (c) clearly are unrelated to our business, industry, management or board or committee matters. These types of communications will be logged and filed but not circulated to directors. Except as set forth in the preceding sentence, the Chief Financial Officer will not screen communications sent to directors.

3)	The log of shareholder correspondence will be available to members of our board of directors for inspection. At least once each year, the Chief Financial Officer will provide to our board of directors with a summary of the communications received from shareholders, including the communications not sent to directors in accordance with screening procedures approved by our board of directors.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

Qindai Wang
Chairman of the Board of Directors and Chief Executive Officer

Dated: July 14, 2006

Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF HURRAY! HOLDING CO., LTD.

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 18, 2006

The undersigned shareholder of HURRAY! HOLDING CO., LTD., a Cayman Islands company (the “Company”), hereby acknowledges receipt of the notice of annual general meeting of shareholders and proxy statement, each dated July 14, 2006, and hereby appoints Qindai Wang and Jesse Liu, or any one of them, proxies, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held on August 18, 2006 at 10:00 a.m., Beijing time, at the Company’s principal executive offices at Room 305-306, China Resources Building, 8 Jianguomenbei Avenue, Dongcheng District, Beijing, 100005, the People’s Republic of China, and at any adjournment or adjournments thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting and in the proxy statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals:

PROPOSAL NO. 1:	Approve three Class I directors as named below for the term specified or until such director’s successor is elected and duly qualified:

Name	Class	Term

1. Qindai Wang	I	Three (3) Years
2. Jesse Liu	I	Three (3) Years
3. Robert Mao	I	Three (3) Years

[ ] FOR ALL NOMINEES	[ ] AGAINST ANY INDIVIDUAL NOMINEE (WRITE NUMBER(S) OF NOMINEE(S) BELOW).	[ ] WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE (WRITE NUMBER(S) OF NOMINEE(S) BELOW).

1

PROPOSAL NO. 2:	Ratify the appointment of Deloitte Touche Tohmatsu CPA Ltd. as independent auditors of the Company for the fiscal year ending December 31, 2006.

[ ] FOR	[ ] AGAINST	[ ] ABSTAIN

DATED: , 2006

SHAREHOLDER NAME:

Signature

Signature

This proxy should be marked, dated and signed by the shareholder(s) exactly as his or her name appears on their stock certificate, and returned promptly in the enclosed envelope. Persons signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

Please date, sign and mail this

proxy card back as soon as possible!

2

Exhibit 99.3

Time Sensitive

    Materials

Depositary’s Notice of

Shareholders’ Meeting of

Hurray! Holding Co., Ltd.

ADSs:	American Depositary Shares evidenced by American Depositary Receipts (“ADRs”).

ADS CUSIP No.:	447773102.

ADS Record Date:	July 5. 2006.

Meeting Specifics:	Annual General Meeting of Shareholders - August 18, 2006 at 10:30 A.M. (Beijing time) at the Company’s principal executive offices, Room 305 - 306, China Resources Building, 8 Jianguomenbei Avenue, Dongcheng District, Beijing, 100005, the People’s Republic of China.

Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed.

ADS Voting Instructions Deadline:	On or before 10:00 A.M. (New York City time) on August 11, 2006.

Deposited Securities:	Ordinary Shares, Par Value US$0.00005 per Share, of Hurray! Holding Co., Ltd., a company incorporated and existing under the laws of the Cayman Islands (the “Company”).

ADS Ratio:	100 ordinary shares to 1 ADS.

Depositary:	Citibank, N.A.

Custodian of Deposited Securities:	Citibank, N.A. - Hong Kong.

Deposit Agreement:	Deposit Agreement, dated as of February 8, 2005, by and among the Company, the Depositary and all Holders and Beneficial Owners from time to time of ADSs, evidenced by ADRs, issued thereunder.

To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on August 11, 2006.

Note that if you do not timely return the Voting Instructions to the Depositary, the Deposited Securities represented by your ADSs may nevertheless be voted upon the terms set forth in the Deposit Agreement.

The Company has announced that a Annual General Meeting of Shareholders (the “Meeting”) will be held at the date, time and location identified above. A copy of the Notice of Meeting from the Company which includes the agenda for the Meeting is enclosed. *

Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

Upon timely receipt of signed and completed Voting Instructions from a Holder of ADSs, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement and the Deposited Securities, and the Amended and Restated Memorandum and Articles of Association of the Company, to vote, or cause the Custodian to vote (by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which Voting Instructions have been received in accordance with the instructions contained therein.

Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary shall not have received the Voting Instructions from an ADS Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to provide a discretionary proxy to a person designated by the Company to vote the Deposited Securities represented by such Holder’s ADSs in his or her discretion. Such discretionary proxy shall not be given by the Depositary with respect to any proposition (a) as to which the Company has informed the Depositary that (i) it does not wish such discretionary proxy to be given or (ii) substantial opposition exists as to any recommendation by the Company as to the action to be taken at the meeting, (b) as to which the Depositary has knowledge of any solicitation of proxies in opposition to any recommendation by the Company as to any action to be taken at the meeting, or (c) for the purposes of authorizing a merger or consolidation or any other matter which may affect substantially the rights or privileges of Holders of the Shares or other Deposited Securities.

Please further note that, if the Depositary timely receives voting instructions from an ADS Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. The Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at the meeting.

Please also note that Voting Instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.

Furthermore, in accordance with and subject to the terms of Section 3.5 of the Deposit Agreement, the Company may restrict transfers of the shares, or the ADSs representing such shares, where such transfer might result in ownership of the shares, or the ADSs representing such shares, exceeding the limits imposed by applicable law or the Amended and Restated Memorandum and Articles of Association of the Company. The Company may, in its sole discretion but subject to applicable law, instruct the Depositary to take action with respect to the ownership interest of any Holder or Beneficial Owner in excess of the limits set forth in the preceding sentence, including, but not limited to, the removal or limitation of voting rights.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, NA. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A. does not, and shall not be

*	As set forth in the Deposit Agreement, Holders of record of ADSs as of the close of business on the ADS Record Date will be entitled, subject to applicable provisions of any applicable law and the Amended and Restated Memorandum and Articles of Association of the Company, and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by such Holders’ ADSs.

deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - ADR Shareholder Services at l-877-CITI-ADR (1-877-248-4237).

Citibank, NA., as Depositary

Annual General Meeting of Shareholders

The Voting Instructions must be signed, completed and received at the indicated address prior to

10:30 A.M. (New York City time) on August 11, 2006 for action to be taken.

2006 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

HURRAY! HOLDING CO., LTD. (the “Company”)

ADS CUSIP No.:	447773102.

ADS Record Date:	July 5, 2006.

Meeting Specifics:	Annual General Meeting of Shareholders – August 18, 2006 at 10:30 A.M. (Beijing time) at the Company’s principal executive offices, Room 305 - 306, China Resources Building, 8 Jianguomenbei Avenue, Dongcheng District, Beijing 100005, the People’s Republic of China.

Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed herewith.

Depositary:	Citibank, N.A.

Deposit Agreement:	Deposit Agreement, dated as of February 8, 2005.

Deposited Securities:	Ordinary Shares, Par Value US$0.00005 per Share, of the Company.

Custodian	Citibank, NA. - Hong Kong.

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the “ADSs”), acknowledges receipt of a copy of the Depositary’s Notice of Shareholders’ Meetings and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meetings (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary shall not have received the Voting Instructions from an ADS Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to provide a discretionary proxy to a person designated by the Company to vote the Deposited Securities represented by such Holder’s ADSs in his or her discretion. Such discretionary proxy shall not be given by the Depositary with respect to any proposition (a) as to which the Company has informed the Depositary that (i) it does not wish such discretionary proxy to be given or (ii) substantial opposition exists as to any recommendation by the Company as to the action to be taken at the meeting, (b) as to which the Depositary has knowledge of any solicitation of proxies in opposition to any recommendation by the Company as to any action to be taken at the meeting, or (c) for the purposes of authorizing a merger or consolidation or any other matter which may affect substantially the rights or privileges of Holders of the Shares or other Deposited Securities.

Please further note that, if the Depositary timely receives voting instructions from an ADS Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. The Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at the meeting.

Please also note that Voting Instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.

Furthermore, in accordance with and subject to the terms of Section 3.5 of the Deposit Agreement, the Company may restrict transfers of the shares, or the ADSs representing such shares, where such transfer might result in ownership of the shares, or the ADSs representing such shares, exceeding the limits imposed by applicable law or the Amended and Restated Memorandum and Articles of Association of the Company. The Company may, in its sole discretion but subject to applicable law, instruct the Depositary to take action with respect to the ownership interest of any Holder or Beneficial Owner in excess of the limits set forth in the preceding sentence, including, but not limited to, the removal or limitation of voting rights.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained herein.

1.	To elect the following three persons as Class I directors to serve until the 2009 annual general meeting of shareholders or until their successors are elected and duly qualified, as set forth in the Company’s Notice of Meeting enclosed herewith:

(a).	Qindai Wang

(b).	Jesse Liu

(c).	Robert Mao

2.	To ratify the appointment of Deloitte Touche Tohmatsu CPA Ltd. as independent auditors of Hurray! Holding Co., Ltd. for the fiscal year ending December 31, 2006, as set forth in the Company’s Notice of Meeting enclosed herewith.

A Issues HURRAY! HOLDING CO., LTD.

	For	Against	Abstain

Resolution 1(a).	☐	☐	☐

Resolution 1(b).	☐	☐	☐

Resolution 1(c).	☐	☐	☐

Resolution 2.	☐	☐	☐

B Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue.

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the box	Signature 2 - Please keep signature within the box	Date (mm/dd/yy)

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